

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2022

Pardeep Nijhawan
Chief Executive Officer
Edesa Biotech, Inc.
100 Spy Court
Markham, Ontario, Canada L3R 5H6

      Re: Edesa Biotech, Inc.
         Registration Statement on Form S-1
         Filed April 11, 2022
         File No. 333-264235

Dear Dr. Nijhawan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at 202-551-5019 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: Tracy F. Buffer, Esq.